UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

consolidated

Earnings Release

Rio de Janeiro, October 26, 2011

contax

2011

3Q11

CTAX3: R$ 19.00
CTAX4: R$ 17.70
CTXNY: US$ 1.83
Market Cap: R$ 1,177 Milhões
September 30, 2011

IR Contacts

Bernardo Guttmann
+55 (21) 3131-0692

Rodrigo Faria
+55 (21) 3131-0486

Marco Schroeder
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br/ri

Contax Participações S.A. (“Company” or “Contax”) (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the third quarter of 2011 (3Q11).

The financial information in this report was prepared in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, including Brazilian Corporate Law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the CVM (Brazilian Securities and Exchange Commission) applicable to the Company’s operations. The 3Q10 information presented herein was modified in relation to the previously reported figures in order to comply with IFRS, thereby ensuring better comparability with the 3Q11 figures, which are also being presented in accordance with IFRS.

Contents

About Contax	2
Highlights	3
Main Indicators	4
Operating Performance	5
Financial Performance	7
Net Operating Revenue (NOR)	9
Costs and Expenses	11
EBITDA	14
Depreciation/Amortization	17
Net Financial Result	17
Net Income	17
Net Cash/(Debt)	18
Investments (CAPEX)	18
Other Events	19
Attachments	20
1. Income Statement	20
2. Balance Sheet	22
3. EBITDA Reconciliation	23
Disclaimer	24

About Contax

Contax S.A. is one of the largest global Business Process Outsourcing (BPO) companies with broad expertise in Customer Relationship Management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, the Company operates predominantly in the customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing segments. Contax has 139 clients and its business strategy prioritizes the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities, services, government, healthcare and retail, among others. In September 2011, Contax had operations in Argentina, Brazil, Colombia and Peru, and maintained a commercial presence in the United States and Spain, with a total of 115 thousand employees.

The Company’s consolidated results presented herein include the results of Contax S.A., Todo Soluções em Tecnologia (Todo!), Ability Comunicação Integrada Ltda. (Ability), Mobitel S.A. (Dedic/GPTI), Contax Sucursal Empresa Extranjera (Contax Argentina), Contax Colombia (“Contax Colômbia”) and the companies making up the Allus Group (“Allus”), Stratton Spain S.L. Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A..

Highlights

■  On August 30, 2011, Contax inaugurated the largest contact center in South America, in Recife, in a ceremony attended by the current Brazilian President, Dilma Rousseff. This new center means that the Northeast now accounts for 43% of Contax’s total contact center operations in Brazil1.

■  Net Operating Revenue (NOR) totaled R$874.4 million in 3Q11, 41.4% up year-on-year and 23.4% more than in 2Q11.

■  EBITDA came to R$63.2 million, 20.0% down on 3Q10 and 28.6% up on 2Q11.

■  The merger of Dedic GPTI, one of Brazil’s largest contact center and IT service companies, was approved by an Extraordinary Shareholder’s Meeting in July 2011. As a result, Dedic GPTI’s results were consolidated in 3Q11.

■  The Company issued promissory notes worth R$230 million in July and debentures totaling R$100 million in September. Both will mature in January 2012 and were issued at the CDI + 0.5% p.a. The purpose was to strengthen the Company’s cash position following the disbursements for the Allus acquisition and the amortization of Dedic/GPTI’s debt.

■  In August, the Company discontinued Contax Argentina’s operations, which began in October 2010 in Buenos Aires. The acquisition of Allus, which has operations in Córdoba and Mendoza was the main reason for winding up operations in the Argentinean capital, where operating costs are much higher. In accordance with CPC 31 (equivalent to IFRS 5), the impacts resulting from this discontinuation were recognized in the income statement.

■  In 3Q11, Contax was nominated for the 2011 Multi-Channel Relationship Quality Awards winning a total of six awards. It also took part in the 3rd Telemarketing Awards 2011, winning in the Innovation category and in the Best Practices in Process Management. The awards recognize the best telemarketing practices in the Innovation, People Management, IT and Best Telesales Campaign categories.

________________________________
1 Figure is based on the number of employees linked to Contact Center operations (35% in December 2010). For comparison purposes, Dedic/GPTI operations, which were added to 3Q11, are excluded.

Main Indicators

Quarterly Data					3Q11 vs. 2Q11	3Q11 vs. 3Q10
Key Figures		3Q11	2Q11	3Q10	Δ%	Δ%
Net Revenues	(R$ Million)	874.4	708.8	618.2	23.4%	41.4%
EBITDA	(R$ Million)	63.2	49.2	79.1	28.6%	-20.0%
EBITDA Margin	(%)	7.2%	6.9%	12.8%	0.3 p.p.	-5.6 p.p.
Net Income (loss) - Ongoing Operations	(R$ Million)	(2.3)	7.6	24.6	n.m.	n.m.
Net Income (Loss)	(R$ Million)	(7.6)	5.0	24.6	n.m.	n.m.
Cash*	(R$ Million)	353.1	308.5	370.6	14.5%	-4.7%
Debt*	(R$ Million)	(898.2)	(488.6)	(280.9)	83.8%	219.8%
Net/(Debt) Cash*	(R$ Million)	(545.1)	(180.1)	89.7	202.7%	n.m.
Capex**	(R$ Million)	58.6	280.4	51.5	-79.1%	13.8%
Workstations*	(units)	52,277	46,730	36,789	11.9%	42.1%
Employees*	(units)	115,242	100,523	84,551	14.6%	36.3%
n.m. not measured
* Final position in each period
** Includes Allus Group acquisition ammount of R$ 253.5 million (R$ 11.8 million on 3Q11 and R$ 241.7 million on 2Q11)

Year-to-Date Data				9M11 vs. 9M10
Key Figures		9M11	9M10	Δ%
Net Revenues	(R$ Million)	2,204.9	1,759.6	25.3%
EBITDA	(R$ Million)	162.3	214.9	-24.5%
EBITDA Margin	(%)	7.4%	12.2%	-4.9 p.p.
Net Income (loss) - Ongoing Operations	(R$ Million)	18.2	74.6	-75.7%
Net Income	(R$ Million)	7.7	74.6	-89.6%
Cash*	(R$ Million)	353.1	370.6	-4.7%
Debt*	(R$ Million)	(898.2)	(280.9)	219.8%
Net/(Debt) Cash*	(R$ Million)	(545.1)	89.7	n.m.
Capex**	(R$ Million)	357.7	106.6	235.5%
Workstations*	(units)	52,277	36,789	42.1%
Employees*	(units)	115,242	84,551	36.3%
n.m. not measured
* Final position in each period
** Includes Allus Group acquisition ammount of R$ 253.5 million (R$ 11.8 million on 3Q11 and R$ 241.7 million on 2Q11)

Operating Performance

In July 2011, an Extraordinary Shareholders Meeting approved the merger of Dedic GPTI, one of Brazil’s largest contact centers and IT service companies. As a result, Dedic GPTI’s results were consolidated in 3Q11, contributing with additional net revenue of R$142.2 million.

In 2Q11, the Company concluded the acquisition of Allus, one of Latin America’s leading contact center service providers, with operations in Argentina, Colombia and Peru and commercial activities in the United States and Spain. Allus’s results were consolidated in May, contributing revenue of R$51.4 million in 2Q11 (May and June). In 3Q11, the full quarter’s results were consolidated, contributing revenue of R$77.3 million.

The acquisition of the Allus Group is directly in line with the Company`s international expansion strategy, with a focus on Latin America. With the acquisition of Allus and Dedic/GPTI, Contax took an important step towards consolidating its leadership of the contact center and debt collection market in Brazil, becoming one of the most complete BPO providers, committed to supporting its clients throughout their entire consumer relations chain.

Contax managed to advance in their performance, developing their indicators of productivity and human resources in this quarter, although the current level of unemployment imposes challenges for the industry as a whole. This scenario has impacted Contax operating margins due to low unemployment rate and increase of wages at higher levels.

Contax has been diversifying its operational locations in an attempt to minimize the problem, increasing its presence in more suitable regions, i.e. those with a greater supply of skilled labor, such as some of the large cities in the Northeast.

At the end of August, Contax inaugurated the largest contact center in South America, in the Santo Amaro neighborhood of Recife. The new unit has approximately 6,000 work stations and a capacity of up to 14 thousand employees.

This new center means that the Northeast now accounts for around 43% of Contax’s total contact center operations2 in Brazil. Thanks to the increased diversification of its operations and the consequent reduction of its exposure to the Southeast region, as well as other measures to attract, retain and motivate its operators, certain productivity indices began to improve in 3Q11, when the passive turnover and absenteeism indices both recorded a decline.

__________________________
2 Figure is based on the number of employees linked to Contact Center operations (35% in December 2010). For comparison purposes, Dedic/GPTI operations, which were added to 3Q11, are excluded.

During the first half of 2011, Contax began to implement new procedures for an important client through a new contract model for Customer Service designed to increase productivity by ensuring the Company’s greater involvement in the client’s systems and processes. Under this new model, the revenue from these operations will be based on the size of the client’s customer base. At the same time, the Company is encouraged to invest in and improve customer service processes, increasing quality and efficiency, and as a result, benefiting from higher productivity. The transition to the new operational model pushed up personnel costs in 1H11 motivated by a temporary increase in call volume and the consequent downsizing of staff. In 3Q11, however, the operational readjustment and more appropriate sizing led to better productivity indicators for this operation, reflected in the more efficient use of operator’s time and better performance. In addition to higher margins, further productivity gains will come from ongoing investments in improving the center’s systems. This new model will be extremely important for Contax’s future, adding even more value to its services and better margins perspectives on capture of performance gains.

Shortly after the acquisition of Dedic/GPTI, we began the process of integrating the company, seeking to capture synergies as quickly as possible, particularly in regard to the personnel management structures. This led to certain non-recurring impacts, mainly due to employment termination costs.

Another important initiative to increase profitability was the discontinuation, in August, of Contax Argentina’s operations in Buenos Aires. The acquisition of Allus, which has operations in Córdoba and Mendoza was the main reason for winding up operations in the Argentinean capital where operating costs are much higher, especially in regard to labor and installations. The Buenos Aires operation only had one telecom client, now serviced by Allus’s site in Mendoza. Allus also has sufficient additional capacity to capture the potential growth of the Argentinean market. The discontinuation of this operation had an impact of around R$5 million, which was incurred in 3Q11.

With the aim of easing the impact of rising costs, the Company concluded in August with an important financial sector client a contract readjustment. In addition to the agreed readjustment, the company negotiated the internalization of the Telecom-linked costs by the client. Also, other operating adjustments geared towards boosting productivity are under way, such as a reduction in the number of service cells in an attempt to obtain greater synergy and optimization of the operators at the switching centers. The impact from the renegotiation was partial in 3Q11 because its conclusion took place in the second half of August

Financial Performance

Quarterly Data				3Q11 vs. 2Q11	3Q11 vs. 3Q10
(R$ Thousand)	3Q11	2Q11	3Q10	Δ%	Δ%
Net Revenues	874,368	708,777	618,174	23.4%	41.4%
Cost of Services Rendered	(722,318)	(596,918)	(492,335)	21.0%	46.7%
Personnel	(594,772)	(492,503)	(380,434)	20.8%	56.3%
Third-party	(85,426)	(71,868)	(84,392)	18.9%	1.2%
Rent and Insurance	(35,287)	(26,761)	(22,724)	31.9%	55.3%
Other	(6,833)	(5,786)	(4,785)	18.1%	42.8%
SG&A	(76,375)	(56,908)	(40,213)	34.2%	89.9%
Other Oper. Expenses, net	(12,451)	(5,781)	(6,548)	115.4%	90.2%
EBITDA	63,223	49,170	79,078	28.6%	-20.0%
Deprec. & Amort.	(46,200)	(32,813)	(31,335)	40.8%	47.4%
EBIT	17,024	16,356	47,743	4.1%	-64.3%
Financ. Res., net	(20,300)	(6,783)	(447)	199.3%	4,442.4%
Other Fin. Inc. & Exp., net	454	481	6	-5.7%	7,466.3%
Income before inc.tax	(2,821)	10,054	47,301	n.m.	n.m.
Inc. Tax & Social Contr.	830	(2,196)	(22,444)	n.m.	n.m.
Non-controlling Shareholders Interest	(281)	(302)	(227)	-6.9%	23.9%
Net Income (loss) from Ongoing Operations	(2,272)	7,557	24,631	n.m.	n.m.
Net Income (loss) from Discontinued Operations	(5,312)	(2,510)	(40)	111.6%	13,054.7%
Net Income (loss)	(7,584)	5,047	24,590	n.m.	n.m.
n.m. not measured

Year-to-Date Data			9M11 vs. 9M10
(R$ Thousand)	9M11	9M10	Δ%
Net Revenues	2.204.851	1.759.560	25,3%
Cost of Services Rendered	(1.832.862)	(1.415.703)	29,5%
Personnel	(1.510.478)	(1.132.518)	33,4%
Third-party	(218.826)	(201.526)	8,6%
Rent and Insurance	(86.261)	(68.861)	25,3%
Other	(17.298)	(12.798)	35,2%
SG&A	(182.752)	(109.935)	66,2%
Other Oper. Expenses, net	(26.896)	(19.017)	41,4%
EBITDA	162.342	214.906	-24,5%
Deprec. & Amort.	(109.887)	(90.532)	21,4%
EBIT	52.456	124.374	-57,8%
Financ. Res., net	(25.971)	56	n.m.
Other Fin. Inc. & Exp., net	1.389	41	3.299,7%
Income before inc.tax	27.872	124.471	-77,6%
Inc. Tax & Social Contr.	(8.943)	(49.488)	-81,9%
Non-controlling Shareholders Interest	(773)	(366)	111,2%
Net Income (loss) from Ongoing Operations	18.157	74.617	-75,7%
Net Income (loss) from Discontinued Operations	(10.424)	(40)	25.716,1%
Net Income (loss)	7.733	74.577	-89,6%
n.m. not measured

Net Operating Revenue (NOR)

Net Operating Revenue (NOR) (R$ Million)

NOR totaled R$874.4 million in 3Q11, 41.4% up on 3Q10, or R$256.2 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$22 million); ii) contractual price adjustments (R$10 million), partially reflecting the cost increases; iii) new business in several segments including telecommunications, finance, government, healthcare, media, industry and services (R$5 million); and iv) the incorporation of Allus’s international operating revenue of R$77.3 million; and v) the incorporation of Dedic/GPTI’s revenue of R$142.2 million.

In comparison with 2Q11, the 23.4%, or R$165.6 million, increase was chiefly due to the incorporation of Dedic/GPTI’s revenue and Allus’s international operating revenue (three months in 3Q11 versus two months in 2Q11) and contractual readjustments with existing clients of the Brazilian core business.

NOR by Service Type (R$ Million and Share in %)

In product terms, Customer Service continued to account for the majority of 3Q11 NOR, with 59.0% of the total, 4.7 p.p. down year-on-year and 2.3 p.p. less than in 2Q11. Telemarketing / Retention accounted for 20.0% of NOR, 2.1 p.p. up on 3Q10 and 0.7 p.p. up on the previous quarter, while Debt Collection accounted for 9.5%, 3.1 p.p. down on the same period last year and 0.8 p.p. less than the previous three months. The Trade Marketing segment (Ability) accounted for 3.4% of NOR in 3Q11, 0.4 p.p. down on 2Q11. Other services increased by 2.4 p.p. due to the inorganic growth of IT operations following the acquisition of GPTI (Dedic’s technology company).

Costs and Expenses

Quarterly Data				3Q11 vs. 2Q11	3Q11 vs. 3Q10
Costs and Expenses (R$ Thousand)	3Q11	2Q11	3Q10	Δ%	Δ%
Net Operating Revenue (NOR)	874,368	708,777	618,174	23.4%	41.4%
Total Costs and Expenses	(811,145)	(659,607)	(539,096)	23.0%	50.5%
% of NOR	92.8%	93.1%	87.2%	-0.3 p.p.	5.6 p.p.
Cost of Services Rendered	(722,318)	(596,918)	(492,335)	21.0%	46.7%
% of NOR	82.6%	84.2%	79.6%	-1.6 p.p.	3.0 p.p.
Personnel	(594,772)	(492,503)	(380,434)	20.8%	56.3%
Third-party	(85,426)	(71,868)	(84,392)	18.9%	1.2%
Rent and Insurance	(35,287)	(26,761)	(22,724)	31.9%	55.3%
Others	(6,833)	(5,786)	(4,785)	18.1%	42.8%
SG&A	(76,375)	(56,908)	(40,213)	34.2%	89.9%
% of NOR	8.7%	8.0%	6.5%	0.7 p.p.	2.2 p.p.
Other Oper. Expenses, net	(12,451)	(5,781)	(6,548)	115.4%	90.2%
% of NOR	1.4%	0.8%	1.1%	0.6 p.p.	0.4 p.p.
n.m. not measured

Year-to-Date Data			9M11 vs. 9M10
Costs and Expenses (R$ Thousand)	9M11	9M10	Δ%
Net Operating Revenue (NOR)	2,204,851	1,759,560	25.3%
Total Costs and Expenses	(2,042,509)	(1,544,655)	32.2%
% of NOR	92.6%	87.8%	4.9 p.p.
Cost of Services Rendered	(1,832,862)	(1,415,703)	29.5%
% of NOR	83.1%	80.5%	2.7 p.p.
Personnel	(1,510,478)	(1,132,518)	33.4%
Third-party	(218,826)	(201,526)	8.6%
Rent and Insurance	(86,261)	(68,861)	25.3%
Others	(17,298)	(12,798)	35.2%
SG&A	(182,752)	(109,935)	66.2%
% of NOR	8.3%	6.2%	2.1 p.p.
Other Oper. Expenses, net	(26,896)	(19,017)	41.4%
% of NOR	1.2%	1.1%	0.1 p.p.
n.m. not measured

Costs and expenses totaled R$811.1 million in the third quarter of 2011, 50.5% up year-on-year and 23.0% more than in 2Q11. As a percentage of NOR, costs and expenses increased by 5.6 p.p. over 3Q10 and dipped by 0.3 p.p. over the previous quarter. The year-on-year upturn was primarily due to the following factors: i) increases in salaries, charges and benefits throughout the first six months, not yet offset by increased revenue; ii) the merger of Dedic/GPTI, due to higher SG&A expenses on total revenue, and labor termination costs throughout 3Q11.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

3Q11 versus 3Q10

The Cost of Services Rendered totaled R$722.3 million in 3Q11, 46.7% or R$230.0 million up year-on-year. As a percentage of NOR, this item increased by 3.0 p.p., from 79.6%, in 3Q10, to 82.6%.

· Personnel: increase of R$214.3 million, or 56.3%, basically reflecting: i) the incorporation of Allus and Dedic/DPTI’s personnel costs totaling R$192 million, as well as increases in salaries, charges and benefits (R$22.3 million).

· Third-party Services: growth of R$1.0 million, essentially due to the increase in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance) and the incorporation of Dedic/GPTI and Allus’s costs.

· Rent and Insurance: increase of R$12.6 million, or 55.3%, reflecting the leasing of new sites and the expansion of existing ones, contractual adjustments in the last 12 months and the incorporation of Allus and Dedic/GPTI’s rent and insurance costs.

3Q11 versus 2Q11

The Cost of Services Rendered increased by R$125.4 million, or 21.0%, between 2Q11 and 3Q11. As a percentage of NOR, this item declined by 1.6 p.p., from 84.2% in 2Q11, to 82.6%.

· Personnel: growth of R$102.3 million, or 20.8%, basically reflecting the expansion of the workforce due to the incorporation of personnel costs of Dedic/GPTI from July 1, and Allus. The latter was incorporated in May and therefore only had a partial impact in 2Q11 (May and June). It is worth noting that in the second quarter the Company experienced a one-off upturn in operations due to contracutal changes with an important client, which would now be subject to a fixed monthly charge per customer base member. As a result, Contax had to increase the number of operators and then reduce them at the end of the period, when the call volume decreased, thereby jeopardizing the personnel line. In 3Q11, however, the Company benefited from a better productivity for these operations, thanks to a more efficient traffic planning and use of operators.

· Third-party Services: increase of R$13.6 million, or 18.9%, mainly due to the increase in the amount of infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), due to the full incorporation of the costs of Dedic/GPTI and Allus (in the latter case, versus two months only in 2Q11).

· Rent and Insurance: increase of R$8.5 million, or 31.9%, chiefly reflecting certain contractual adjustments and the full incorporation of Allus and Dedic/GPTI’s costs.

Selling, General and Administrative Expenses

3Q11 versus 3Q10

SG&A Expenses closed 3Q11 at R$76.4 million, 89.9%, or R$36.2 million, up on 3Q10, essentially due to the incorporation of Allus and Dedic/GPTI’s support expenses related to personnel, infrastructure and facilities, as well as a non-recurring upturn in expenses from specialized third-party services in order to support the recently announced Company acquisitions.

3Q11 versus 2Q11

Third-quarter SG&A expenses climbed by R$19.5 million, or 34.2%, over 2Q11, mainly due to the incorporation of Allus and Dedic/GPTI’s support expenses related to personnel, infrastructure and facilities (3 months in 3Q11 versus 2 months in 2Q11 in the case of Allus).

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$12.5 million in 3Q11, R$5.9 million up on 3Q10 and R$6.7 million more than in 2Q11, reflecting the increased provisions for contingencies as a result of new labor lawsuits entered in this quarter.

EBITDA3

EBITDA (R$ Million) and Margin EBITDA (%)

Third quarter EBITDA totaled R$63.2 million, 20.0% down on 3Q10 and 28.6% up on 2Q11, accompanied by an EBITDA margin of 7.2%, 5.6 p.p. down year-on-year and 0.3 p.p. more than the previous quarter.

In general terms, 3Q11 EBITDA presented improvement on a quarterly comparison, although it continued to be affected by increases in salaries, charges and benefits throughout the first half that were not fully offset by increased revenue. In August, the Company concluded contractual renegotiations with an important client in the financial sector, but the new price only had a partial contribution on the quarter. The incorporation of Dedic/GPTI, recognized for the first time in 3Q11, also had a negative impact on the consolidated margin, mainly due to necessary adjustments in order to integrate the company and optimize operations, all of which generated non-recurring costs. On the other hand, the productivity indices of this operation did improve in September as a result of the adjustments, pointing to further improvements ahead. It is also worth noting that the non-recurring impact from the winding up of Contax Argentina’s operations in Buenos Aires was reclassified under “discontinued operations” in 2Q11, in accordance with CPC 31 (equivalent to IFRS 5), and no longer impacts EBITDA.

On the other hand, there was a substantial improvement over 2Q11 in regard to operational productivity through the more efficient use of operators’ hours and a reduction in average turnover and absenteeism. The latter factor was also impacted by the Company’s greater presence in regions with a more favorable job market

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3 EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under IRFS, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

The variations in the EBITDA margin are explained in more detail below.

EBITDA Margin 3Q11 X 3Q10 (In p.p.)

In comparison with 3Q10, the EBITDA margin narrowed from 12.8% to 7.2%, the 5.6 p.p. reduction being chiefly due to:

· Loss of 1.8 p.p.* due to adjustments of salaries, charges and benefits throughout the first half, which were not fully offset by the impact of higher prices on revenue;· Loss of 1.7 p.p. from the reduction in productivity due to: (i) slightly higher turnover and absenteeism indices than in 3Q10; and (ii) the new contract model with a telecom client, whose productivity gains have not yet been fully captured;· Loss of 1.6 p.p. due to non-recurring operational adjustments from the integration of the acquired companies in 3Q11, particularly in regard to the personnel costs. As a result, there were certain non-recurring impacts, mainly due to the termination of employees, as well as other costs with specialized third-party operational support services.

· Gain of 0.2 p.p. from new businesses, especially Allus’s international operations;

· Loss of 0.7 p.p. from other costs and expenses, mainly related to the increased provisions for contingences as a result of new labor lawsuits. Idleness also moved up due to the migration of certain operations to the Northeast.

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* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries etc.).

EBITDA Margin 3Q11 X 2Q11 (In p.p.)

In comparison with 2Q11, the EBITDA margin widened from 6.9% to 7.2%, mainly due to:

· Gain of 0.5 p.p.* chiefly due to the price adjustment negotiated with an important financial sector client, which had a partial impact on the quarter.

· Gain of 1.8 p.p. from increased productivity, due to reduced idleness and the more efficient use of the average time and performance of the operators for an important telecom client, which partially offset the non-recurring costs increases as a result of the change in the contract model. In addition, the initiatives to confront the heated labor market, were already reflected in the improved turnover and absenteeism indicators in important operations;

· Loss of 1.7 p.p. caused by non-recurring operational adjustments due to the integration of the acquired companies in 3Q11, particularly in regard to the personnel management structures;

· Gain of 0.1 p.p. from new businesses, especially Allus’s operations;

· Loss of 0.6 p.p. from other costs and expenses, mainly related to the increased provisions for contingences as a result of new labor lawsuits.

__________________________________
* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries etc.).

Depreciation

Depreciation came to R$46.2 million in 3Q11, 47.4%, or R$14.9 million, up on 3Q10, reflecting investments in the last 12 months to support business growth, as well as the absorption of depreciation associated with Allus and Dedic/GPTI’s operations. In comparison with 2Q11, depreciation moved up by R$13.4 million or 40.8%, mainly due to the effects of the Dedic/GPTI acquisition and the accounting practices of useful life of fixed assets between subsidiary and controlling company.

Financial Result

In 3Q11, the Net Financial Result was a net expense of R$20.3 million, R$19.9 million higher than the net expense recorded in 3Q10, basically reflecting the increase in interest expenses due to the greater volume of debt. It is worth noting that in 3Q10, Contax had a net cash position of R$89.7 million, versus net debt of R$545.1 million at the end of September.

In comparison with 2Q11, the net financial expense increased by R$13.5 million, due to the incorporation of Dedic/GPTI’s debt and the increase in overall debt due to the new funding operations in 3Q11. The Company issued Promissory Notes worth R$230 million in July and Debentures totaling R$100 million in September and also took out a loan from the BNDES.

Net Income (Loss)

In 3Q11, Contax posted a Net Loss of R$ 7.6 million, R$32.2 million down on the net income of R$24.6 million recorded in 3Q10, mainly due to the R$15.8 million reduction in EBITDA detailed above, the R$14.9 million upturn in depreciation, the R$19.9 million increase in the net financial expense and the discontinuation of Contax Argentina’s operations in Buenos Aires (R$5 million), partially offset by the R$23.3 million reduction in income and social contribution taxes.

The Net Loss fell by R$12.6 million over the net income of R$5.0 million reported in 2Q11, basically due to the reduction in EBITDA, the increase in the net financial expense and higher depreciation, as well as the impact of the discontinuation of Contax Argentina in Buenos Aires.

Net Cash / (Debt)

Cash and cash equivalents closed 3Q11 at R$353.1 million, R$44.6 million, or 14.5%, up on 2Q11, due to the funding operations in 3Q11, which totaled R$409 million (Promissory Notes of R$230 million, Debentures of R$100 million and a BNDES loan of R$67 million, and also another borrowing of lower amount), less amortizations of approximately R$241 million.

Aiming to optimize the capital structure and reduce the average cost of the debt, Contax prioritized the amortization of the more costly debt, especially that assumed due to the consolidation of Dedic/GPTI.

The higher cash position had also a contribution of R$32 million of operating cash flow.

In regard to cash outgoings, it is worth mentioning the payment of R$95 million in dividends and cash of R$62 million on the investment program.

Gross debt totaled R$898.2 million in September 2011, R$409.6 million, or 83.8%, up on the previous quarter, reflecting new funding and the incorporation of Dedic/GPTI’s debt.

Net Debt closed the quarter at R$545.1 million, R$365.0 million up on the end of 2Q11 for the same reasons mentioned above.

Quarterly Data				3Q11 vs. 2Q11	3Q11 vs. 3Q10
Net Cash/(Debt) Reconciliation	3Q11	2Q11	3Q10	Δ%	Δ%
(+) Cash and equivalents	259,377	235,159	306,522	10.3%	-15.4%
(+) Financial Investments	93,692	73,325	64,075	27.8%	46.2%
(-) Loans & financing	(562,880)	(488,588)	(280,882)	15.2%	100.4%
(-) Promissory Notes	(335,328)	-	-	n.m.	n.m.
Net Cash/(Debt)	(545,139)	(180,103)	89,715	202.7%	n.m.
n.m. not measured

Investments (CAPEX)

Contax’s operational investments totaled R$46.8 million in 3Q11, 63.3% of which allocated to business growth, especially the expansion of the sites in Bahia and Pernambuco.

Also in 3Q11, the company disbursed R$11.8 million on the acquisition of Allus, due to the adjustment of the initial purchase price, in turn due to the fact that the company’s working capital was higher than at the time of the acquisition.

Investments						3Q11 vs. 2Q11	3Q11 vs. 3Q10	9M11 vs. 9M10
(R$ Thousand)	3Q11	2Q11	3Q10	9M11	9M10	Δ%	Δ%
Growth Revenue	29,601	25,117	42,549	67,785	84,329	17.9%	-30.4%	-19.6%
Reinvestments	15,834	12,202	7,157	33,604	18,889	29.8%	121.3%	77.9%
Others	1,335	1,400	1,781	2,813	3,411	-4.6%	-25.0%	-17.5%
Investments on operations	46,771	38,719	51,486	104,202	106,629	20.8%	-9.2%	-2.3%
Investments on acquisitions	11,807	241,719	-	253,526	-	-95.1%	n.m.	n.m.
Total Investment	58,578	280,438	51,486	357,728	106,629	-79.1%	13.8%	235.5%
n.m. not measured

Other Events

· On July 20, 2011, Contax initiated payment of the dividends approved by the Extraordinary Shareholders’ Meeting of April 25, 2011. The total amount was R$100 million and the amount per common (CTAX3) and preferred share (CTAX4) was R$1.5641 gross (restated to July 20, 2011). Shares have been traded ex-dividend on the Bovespa since April 19, 2011, based on shareholders’ positions on April 16, 2011.

· On October 4 and 5, the contact center sector participated in public hearings promoted by the Superior Labor Court (TST) to discuss the social and economic aspects of outsourcing. There were 51 speakers at the hearings. In his opening speech, the President of the TST, Minister Jorge Dalazen spoke about the advance of outsourcing in the economy, which has made the discussion of the “final activity” and “intermediate activity” concepts more complex.

It is worth noting that there is currently no specific legislation regarding outsourcing and the judiciary has been treating discussions of such matters under Precedent 331 of the Superior Labor Court (TST), which authorizes the outsourcing of companies’ “intermediate activities”, which leaves the subject open for conflicting and subjective interpretations.

Speakers representing contractors and/or independent specialists spoke highly of the contact center sector as a specialized and independent activity, as did our trade association, the Brazilian Teleservices Association (ABT). The company continues to monitor and participate in discussions on the subject.

ATTACHMENTS

1) Consolidated Income Statement for the Period

Income Statement				3Q11 vs. 2Q11	3Q11 vs. 3Q10
(R$ Thousand)	3Q11	2Q11	3Q10	Δ%	Δ%
Net Revenues	874,368	708,777	618,174	23.4%	41.4%
Cost of Services Rendered	(761,286)	(626,704)	(521,203)	21.5%	46.1%
Gross Profit	113,082	82,073	96,971	37.8%	16.6%
Operating Revenue (Expenses)	(115,903)	(72,019)	(49,670)	60.9%	133.3%
Selling Expenses	(8,497)	(8,537)	(6,720)	-0.5%	26.4%
G&A Expenses	(75,112)	(51,400)	(35,962)	46.1%	108.9%
Financial Results	(20,300)	(6,783)	(447)	199.3%	4442.4%
Financial Revenues	9,309	8,943	7,979	4.1%	16.7%
Financial Expenses	(29,609)	(15,726)	(8,426)	88.3%	251.4%
Other Operating Revenues	5,626	5,985	6,895	-6.0%	-18.4%
Other Operating Expenses	(17,620)	(11,284)	(13,436)	56.2%	31.1%
Income Before Taxes	(2,821)	10,054	47,301	n.m.	n.m.
Income tax and Social Contribution	830	(2,196)	(22,444)	n.m.	n.m.
Non-controlling Shareholders Interest	(281)	(302)	(227)	-6.9%	23.9%
Net Income (loss) from Ongoing Operations	(2,272)	7,557	24,631	n.m.	n.m.
Net Income (loss) from Discontinued Operations	(5,312)	(2,510)	(40)	111.6%	13,054.7%
Net Income (loss)	(7,584)	5,047	24,590	n.m.	n.m.
Number of Shares Excluding Treasury (in '000)	64,334	59,419	59,319	8.3%	8.5%
EPS (R$)	(0.04)	0.13	0.42	n.m.	n.m.
* n.m. not measured.

Income Statement			9M11 vs. 9M10
(R$ Thousand)	9M11	9M10	Δ%
Net Revenues	2,204,851	1,759,560	25.3%
Cost of Services Rendered	(1,930,035)	(1,498,686)	28.8%
Gross Profit	274,816	260,874	5.3%
Operating Revenue (Expenses)	(246,944)	(136,403)	81.0%
Selling Expenses	(25,472)	(19,051)	33.7%
G&A Expenses	(169,994)	(98,434)	72.7%
Financial Results	(25,971)	56	n.m.
Financial Revenues	29,374	21,976	33.7%
Financial Expenses	(55,346)	(21,920)	152.5%
Other Operating Revenues	15,918	12,823	24.1%
Other Operating Expenses	(41,424)	(31,796)	30.3%
Income Before Taxes	27,872	124,471	-77.6%
Income tax and Social Contribution	(8,942)	(49,488)	-81.9%
Non-controlling Shareholders Interest	(773)	(366)	111.2%
Net Income (loss) from Ongoing Operations	18,157	74,618	-75.7%
Net Income (loss) from Discontinued Operations	(10,424)	(40)	25,716.1%
Net Income (loss)	7,733	74,577	-89.6%
Number of Shares Excluding Treasury (in '000)	64,334	59,319	8.5%
EPS (R$)	0.12	1.26	-90.4%
* n.m. not measured.

2) Consolidated Balance Sheet

Balance Sheet (R$ Thousand)
Assets	09/30/2011	06/30/2011	09/30/2010
Total Assets	2,266,822	1,614,680	1,290,855
Current Assets	682,654	523,830	565,023
Cash and equivalents	259,377	235,159	306,522
Restricted cash	4,946	4,163	-
Credits (Clients)	348,182	241,071	173,004
Deferred and Recoverable Taxes	24,776	11,026	56,453
Prepaid expenses	45,372	32,411	29,044
Non-current Assets	1,584,168	1,090,850	725,832
Judicial deposits	141,724	113,392	81,823
Cash Investments	93,692	73,325	64,075
Restricted cash	30,640	26,073	2,006
Deferred and Recoverable Taxes	153,799	87,568	39,832
Credits Receivable	10,253	9,893	10,576
Others assets	4,925	3,506	2,389
Goodwill on Investiments	338,346	178,176	74,365
Plant, property and equipament	572,379	448,441	377,849
Intangible Assets	238,409	150,475	72,917
Liabilities	09/30/2011	06/30/2011	09/30/2010
Total Liabilities	2,269,595	1,617,171	1,292,665
Current Liabilities	1,119,481	703,192	501,585
Short-term loans & financing	162,570	126,127	61,359
Debentures and Promissory Notes	335,328	-	-
Suppliers	96,641	78,225	69,933
Wages and benefits	407,752	302,021	272,596
Taxes payable	50,757	37,193	85,906
Dividends payable	8,638	103,737	3,192
Contigent consideration	10,130	4,163	2,000
Others	47,666	51,726	6,599
Long-term Liabilities	659,040	541,352	379,204
Long-term loans & financing	400,310	362,461	219,523
Provisions	131,669	101,845	85,594
Contigent consideration	75,474	76,106	-
Deferred Taxes	50,602	-	-
Others	984	940	74,087
Shareholders' Equity	488,301	370,135	410,066
Capital Stock	258,329	223,873	223,873
Capital reserves	101,658	16,799	13,634
Equity valuation adjustments	10,115	3,962	-
Revenue reserves	118,329	118,329	96,172
Stock in Treasury	(10,636)	(10,636)	-
Accrued Income	7,733	15,317	74,577
Minority Interest	2,773	2,492	1,810

3) EBITDA Reconciliation

Quarterly Data				3Q11 vs. 2Q11	3Q11 vs. 3Q10
EBITDA Reconciliation	3Q11	2Q11	3Q10	Δ %	Δ %
Net Income	(2,272)	7,557	24,631	n.m.	n.m.
(-) Non-controlling Shareholders Interest	281	302	227	-6.9%	23.9%
(+) Income Tax & Social Contr.	(830)	2,196	22,444	n.m.	n.m.
Operating Income	(2,821)	10,054	47,301	n.m.	n.m.
(-) Other Exp. & Rev.	(454)	(481)	(6)	-5.7%	7,466.3%
(+) Financial Expenses	29,609	15,726	8,426	88.3%	251.4%
(-) Financial Revenues	(9,309)	(8,943)	(7,979)	4.1%	16.7%
(+) Depreciation and Amortization	46,200	32,813	31,335	40.8%	47.4%
EBITDA	63,223	49,170	79,078	28.6%	-20.0%
n.m. not measured
For comparative purposes, the data reported refer only to Ongoing Operations

Accumulated Data			9M11 vs. 9M10
EBITDA Reconciliation	9M11	9M10	Δ%
Net Income	18,159	74,617	-75.7%
(-) Non-controlling Shareholders Interest	773	366	111.2%
(+) Income Tax & Social Contr.	8,943	49,488	-81.9%
Operating Income	27,874	124,471	-77.6%
(-) Other Exp. & Rev.	(1,389)	(41)	3,299.7%
(+) Financial Expenses	55,346	21,920	152.5%
(-) Financial Revenues	(29,374)	(21,976)	33.7%
(+) Depreciation and Amortization	109,887	90,532	21.4%
EBITDA	162,342	214,906	-24.5%
n.m. not measured
For comparative purposes, the data reported refer only to Ongoing Operations

Ownership Breakdown (September 30, 2011)

Contax Equities	Total Capital	Treasury	CTX Participações	Portugal Telecom Brasil	Free-Float
Common (CTAX3)	24,966,582	351,796	17,869,937	-	6,744,849
Preferred (CTAX4)	39,719,499	-	4,136,975	2,782,190	32,800,334
Total	64,686,081	351,796	22,006,912	2,782,190	39,545,183

Disclaimer

The information contained in this document relating to the business prospects, estimates of operating and financial results, and growth prospects of Contax are merely projections and as such are based exclusively on Management’s expectations concerning the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy and the industry and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.